UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number     0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☒    Form 40 F ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2006-07 March 30, 2006

DESCRIPTION:

Queenstake’s 4th Quarter and 2005 Production Consistent with Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date March 30, 2006	By	“Dorian L. Nicol” (signed)
(Signature)

Dorian L. Nicol, President & CEO

NEWS RELEASE

News Release 2006-07		March 30, 2006

Queenstake’s 4th Quarter and 2005 Production Consistent with Plan

Denver, Colorado — March 30, 2006 — Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE)  reported 2005 gold production of 204,091 ounces at cash operating costs of $386 per ounce at the Jerritt Canyon operations in Nevada, consistent with prior guidance under the redevelopment plan. In the fourth quarter of 2005, gold production was 45,555 ounces at cash operating costs of $413 per ounce.

Highlights from operating and financial results during the fourth quarter of 2005 included:

•                  Positive key operating indicators showed the redevelopment plan was on track in ounces produced, tons mined, mill ore grade, recovery rate and capitalized development footage (see news release of January 17, 2006);

•                  Cash provided by operating activities, before non-cash working capital changes, was $2.9 million; and

•                  Cash and cash equivalents on December 31, 2005 totaled approximately $10.2 million, compared with $6.1 million at the end of 2004.

Under the redevelopment plan implemented in mid-August 2005, Jerritt Canyon production was scaled back from operating two roasters to one roaster at a time to match mill processing with optimal mining rate. As the redevelopment plan was a substantial change from historical mining and processing practices, comparisons to results from 2004 and the year ago fourth quarter should be viewed in that context.

Commenting on the results, Queenstake President and Chief Executive Officer Dorian L. (Dusty) Nicol said, “The redevelopment plan represents a gradual improvement in the Jerritt Canyon operations that we expect will continue through 2006.  Jerritt Canyon operating performance in production and cash operating costs is expected to significantly improve in the second quarter of 2006 as we move past the seasonal impact of winter conditions and a gear refurbishment at the mill. (See Outlook section of news release.) With the catch up in underground development achieved and consistent mining of ore tons under the redevelopment plan in the first quarter of 2006, Queenstake is expected to report improving cash flow from operations in 2006.”

Operating Highlights	4Q 2005	4Q 2004	2005	2004
Gold ounces produced	45,555	60,384	204,091	243,333
Gold ounces sold	46,828	64,723	202,684	245,651
Average realized gold price ($/oz)	$485	$432	$445	$398
Cash operating costs per ounce	$413	$336	$386	$336

Financial Review

For the fourth quarter of 2005, the Company reported a net loss of $2.6 million, compared with a net loss of $4.6 million in the year ago quarter. For 2005, the Company had a net loss of $19.7 million, compared with a net loss of $22.1 million in 2004. The 2005 result was due to higher operating costs per ounce impacted by increased commodity prices, lower gold production in the first half of the year, and $1 million of corporate restructuring and severance costs taken in the first quarter, and a non-cash write down of $0.9 million in value of outstanding gold put options marked to the market price.

Fourth quarter revenue from gold sales of 46,828 ounces totaled $22.7 million compared with $27.9 million in the year ago quarter as a result of lower production, as expected under the redevelopment plan, partially offset by a higher realized gold price of $485 per ounce in the 2005 fourth quarter compared with $432 a year ago. Fourth quarter cash operating costs of $413 per ounce were higher than prior guidance primarily due to the impact of rising commodity costs faced by the North American gold mining industry in general. Of the increased costs of $1.5 million, approximately $1.1 million were due directly to increased prices in electricity, propane, diesel and cement, and the remaining was due to higher labor, maintenance and ground support costs.

Revenues from gold sales of $90.2 million in 2005 were lower than revenues of $100.4 million in 2004.  Gold ounces sold in 2005 were 202,684 representing an 18% decrease from 2004, partially offset by a higher average realized gold price of $445 per ounce, 12% higher than in 2004. As noted above, the redevelopment plan, implemented in mid-August 2005, called for a reduction in production in 2005.

Depreciation, depletion and amortization for the fourth quarter and the year decreased as a result of lower production. General and administrative costs continued to decline from the third quarter of 2005 and from the 2004 fourth quarter to $825,000 in the 2005 fourth quarter. For the full year, general and administrative costs of $4.9 million were higher than in 2004 as a result of $1 million in corporate restructuring costs and $0.5 million in increased consulting and advisory services largely related to the redevelopment plan implementation.

For the fourth quarter of 2005, cash generated from operating activities, before working capital changes, was $2.9 million compared with $4.0 million in the 2004 fourth quarter. For the 2005 year, the Company used cash in operating activities of $7.0 million as compared to cash provided by operations of $16.7 million in 2004. The decrease in cash from operating activities in 2005 reflects the pay down of $8.1 million in accounts payable, accumulated at the end of 2004, and reduced results of mining operations as described above. Cost savings expected from the redevelopment plan for the fourth quarter were largely offset by higher energy and commodity prices.

As an indication of an improving balance sheet, Queenstake had positive working capital of $4.8 million at year-end 2005, compared to a working capital deficiency of $9.4 million at year-end 2004. Queenstake had cash and cash equivalents of approximately $10.2 million at the end of 2005, compared with $6.1 million at the end of 2004. The Company has no long-term debt other than capital leases for mining equipment.

Operations Review & Redevelopment Plan Update

Operating Statistics	4Q 2005	4Q 2004	2005	2004
Ore tons mined	223,060	320,505	959,099	1,144,214
Tons processed	211,587	331,619	1,106,987	1,305,833
Grade processed (opt)	0.25	0.21	0.22	0.21
Process recovery	86.8%	85.0%	86.6%	86.7%

Gold production of 45,555 ounces in the 2005 fourth quarter was lower than the 2004 fourth quarter as expected under the redevelopment plan, principally due to a decrease in ore tons mined and processed.

In the 2005 fourth quarter, the average processed ore grade increased 19% to 0.25 ounce of gold per ton (opt) from 0.21 opt both in the 2005 third quarter and the year ago quarter. Mill performance in the fourth quarter, which was the first full quarter of operating one roaster at a time rather than operating both together, was on track under the redevelopment plan with a steady mill recovery rate of 86.8%.

Outlook & Guidance

During the first quarter of 2006, the Jerritt Canyon mill unexpectedly had two failures of a pinion gear, requiring temporary shutdowns of the mill.  In the first event, the pinion gear breakdown was due to a lubrication failure, requiring a mill shutdown for repair and gear replacement.  Following the repair, the mill resumed normal processing.  In the second event, the replacement pinion gear broke one tooth; this was caused by rapidly accelerated wear on a new pinion gear against the older worn bull gear.  After evaluation by mill gear experts, a spare pinion was installed and the mill has resumed operations with close monitoring to avoid further issues.  During the planned eight- to 10-day annual mill maintenance shutdown scheduled for April, the bull gear will be turned over to more closely match the new pinion gear to ensure continuous operation.

During the 2006 first quarter, the mines continued to produce ore in line with the redevelopment plan, with mined ore being accumulated in an ore stockpile adjacent to the mill.  The overall impact of the temporary mill interruptions will be in rescheduling processing of stockpiled ore to later periods of the year. Jerritt Canyon estimates it will accumulate at least 16,000 ounces contained in the ore stockpile at the mill at the end of the 2006 first quarter. The second and third quarters of 2006 are expected to have progressively and significantly higher production than the first quarter as the mill processes through the ore stockpile.

Gold production for the first quarter of 2006 will be approximately one-third lower than the 2005 fourth quarter due to the delays in processing. Costs of the gear replacements and accelerated annual mill maintenance will impact results for the 2006 first quarter, with cash operating costs for the 2006 first quarter expected to be considerably higher than the 2005 fourth quarter.

For 2006, the Company expects to produce between 200,000 and 220,000 ounces of gold, unchanged from prior guidance. Cash operating costs per ounce for 2006 are estimated to be within five percent, above or below the 2005 fourth quarter cash operating costs of $413 per ounce. The operating cost per ounce estimate excludes the benefit estimated at an approximately $15-$20 reduction in cash operating costs per ounce by reducing fixed costs per ounce as a result of the contract to purchase ore and concentrates from Newmont’s Nevada operations. This is expected to begin in the second quarter of 2006, subject to certain closing conditions. (See separate news release of March 30, 2006.)

Capital expenditures in 2006 are expected to be approximately $17 million, 14% lower than 2005. General and administrative costs are estimated at $3.5 million-$4 million in 2006. District exploration and surface drilling expenditures are estimated at a minimum of $6 million during 2006. Royalties paid to certain land owners in the Jerritt Canyon District are expected to be approximately $1 per ounce at a gold price assumption of $500 to $525 per ounce.

It is expected that total drifting footage will be 40,000-45,000 feet in 2006 to achieve the 2006 production estimates and to prepare for mining in 2007.  Capitalized mine development is expected to be 7,000-7,500 feet in 2006.

#    #    #

For further information call:

Wendy Yang 303-297-1557 ext. 105

800-276-6070

Email — info@queenstake.com web — www.queenstake.com

Cautionary Statement — This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities law requirements and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of future gold production, processing rates and cash operating costs, (ii) estimates of savings or cost reductions and (iii) estimates related to financial performance, including cash flow.  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, operational risks, mine development, production and cost estimate risks and other risks which are described in the Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com) and Annual Report on Form 40-F on file with the Securities and Exchange Commission (SEC; www.sec.gov) as well as the Company’s other regulatory filings. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTERIM CONSOLIDATED STATEMENTS OF LOSS

UNAUDITED

	For the Three Months Ended December 31
(In Thousands of U.S. Dollars, except per share amounts)	2005	2004

Gold sales	$22,723	$27,900
Costs and expenses
Cost of sales	18,222	23,011
Depreciation, depletion and amortization	3,783	5,755
Non-hedge derivatives	1,119	671
Exploration	1,021	1,681
General and administrative	825	841
Accretion of reclamation and mine closure liability	714	4
Stock-based compensation	8	271
	25,692	32,234
Loss from operations	(2,969)	(4,334)

Interest expense	41	6
Other (income) expense, net	(315)	203
Foreign exchange (gain) loss	(48)	11
	(322)	220
Net loss	$(2,647)	$(4,554)

Net loss per share - basic and diluted	$(0.01)	$(0.01)

Weighted average number of shares outstanding (000’s) - basic	509,274	377,609

CONSOLIDATED STATEMENTS OF DEFICIT

UNAUDITED

	For the Three Months Ended December 31
(In Thousands of U.S. Dollars)	2005	2004

Deficit, beginning of period - as previously reported	$(80,213)	$(58,619)
Net loss	(2,647)	(4,570)
Deficit, end of period	$(82,860)	$(63,189)

CONSOLIDATED STATEMENTS OF LOSS - AUDITED

	For the Years Ended December 31
(In Thousands of U.S. Dollars, except per share amounts)	2005	2004

Gold sales	$90,174	$100,394
Costs and expenses
Cost of sales	80,268	85,346
Depreciation, depletion and amortization	17,194	19,568
Non-hedge derivatives	2,647	2,530
Exploration	3,880	6,629
General and administrative	4,915	3,381
Accretion of reclamation and mine closure liability	1,174	421
Stock-based compensation	579	537
	110,657	118,412
Loss from operations	(20,483)	(18,018)

Interest expense	413	4,917
Other income, net	(1,012)	(892)
Foreign exchange (gain) loss	(213)	83
	(813)	4,108
Net loss	$(19,671)	$(22,126)

Net loss per share - basic and diluted	$(0.04)	$(0.06)

Weighted average number of shares outstanding (000’s) - basic	509,274	377,609

CONSOLIDATED STATEMENTS OF DEFICIT

	For the Years Ended December 31
(In Thousands of U.S. Dollars)	2005	2004

Deficit, beginning of period - as previously reported	$(63,189)	$(41,063)
Net loss	(19,671)	(22,126)
Deficit, end of period	$(82,860)	$(63,189)

CONSOLIDATED BALANCE SHEETS - AUDITED

(In Thousands of U.S. Dollars)	December 31, 2005	December 31, 2004
ASSETS
Current assets
Cash and cash equivalents	$10,225	$6,132
Trade and other receivables	463	117
Inventories	6,519	5,084
Marketable securities	13	500
Prepaid expenses	1,499	1,450
Total current assets	18,719	13,283

Restricted cash	27,165	26,379
Mineral property, plant and equipment, net	45,692	42,514
Other assets	1,763	5,755
Total assets	$93,339	$87,931

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$11,063	$20,580
Other current liabilities	2,846	2,126
Total current liabilities	13,909	22,706

Other long-term obligations	2,117	1,093
Reclamation and mine closure	26,382	25,766
Total liabilities	42,408	49,565

Shareholders’ equity
Common shares, no par value, unlimited number authorized
Issued and outstanding 550,021,360 (2004 - 410,404,627)	131,804	100,139
Contributed surplus	1,973	1,053
Convertible securities	14	363
Deficit	(82,860)	(63,189)
Total shareholders’ equity	50,931	38,366
Total liabilities and shareholders’ equity	$93,339	$87,931

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

	For the Three Months Ended December 31
(In Thousands of U.S. Dollars)	2005	2004
OPERATING ACTIVITIES
Net loss	$(2,647)	$(4,570)
Non-cash items:
Depreciation, depletion and amortization	3,783	5,755
Interest accretion and deferred financing costs	—	44
Inventory obsolescence	—	575
Amortization of deferred charges	—	1,284
Accretion of reclamation and mine closure liability	714	20
Amortization of non-hedge derivatives	264	671
Write down of non-hedge derivatives	855	—
Stock-based compensation	8	271
Foreign exchange (gain) loss	(48)	11
Loss on marketable securities	—	(30)
	2,929	4,031
Changes in non-cash working capital:
Inventories	(1,458)	97
Accounts receivable and prepaid accounts	2	4,773
Accounts payable and accruals	(2,556)	2,074
Cash provided by (used in) operating activities	(1,083)	10,975

INVESTING ACTIVITIES
Property, plant and equipment expenditures	(4,882)	(4,712)
Purchase non-hedge derivatives	(203)	(620)
Notes receivable	—	1,450
Sale of marketable securities	—	716
Reclamation costs incurred	(58)	(3)
Restricted cash	(413)	(63)
Other, net	—	(3,493)
Cash (used in) investing activities	(5,556)	(6,725)

FINANCING ACTIVITIES
Common shares issued, net of costs	—	639
Notes payable and leases	2,880	(1,210)
Cash provided by (used in) financing activities	2,880	(571)

Net increase (decrease) in cash and cash equivalents	(3,759)	3,679
Cash and cash equivalents, beginning of period	13,984	2,453
Cash and cash equivalents, end of period	$10,225	$6,132

CONSOLIDATED STATEMENTS OF CASH FLOWS - AUDITED

	For the Years Ended December 31
(In Thousands of U.S. Dollars)	2005	2004
OPERATING ACTIVITIES
Net loss	$(19,671)	$(22,126)
Non-cash items:
Depreciation, depletion and amortization	17,194	19,568
Interest accretion and deferred financing costs	—	4,484
Gain on disposal of assets to be disposed of by sale	—	(661)
Inventory obsolescence	—	575
Amortization of deferred charges	1,903	1,590
Accretion of reclamation and mine closure liability	1,174	421
Amortization of non-hedge derivatives	1,792	2,530
Write down of non-hedge derivatives	855	—
Stock-based compensation	579	537
Foreign exchange (gain) loss	(213)	83
Loss on marketable securities	45	23
Warrants issued for services	14	137
	3,672	7,161
Changes in non-cash working capital:
Inventories	(1,435)	(801)
Accounts receivable and prepaid accounts	(1,178)	3
Accounts payable and accruals	(8,098)	10,354
Cash provided by (used in) operating activities	(7,039)	16,716

INVESTING ACTIVITIES
Property, plant and equipment expenditures	(19,644)	(21,547)
Purchase of non-hedge derivatives	(1,242)	(717)
Environmental risk transfer program	—	1,031
Proceeds from sale of assets to be disposed of by sale	—	4,252
Notes receivable	—	2,500
Sale of marketable securities	442	1,460
Reclamation costs incurred	(558)	(426)
Restricted cash	(786)	(41)
Other, net	—	(3,493)
Cash (used in) investing activities	(21,788)	(16,981)

FINANCING ACTIVITIES
Common shares issued, net of costs	30,393	15,030
Term loan	—	(9,952)
Notes payable and leases	2,527	(8,218)
Cash provided by (used in) financing activities	32,920	(3,140)

Net increase (decrease) in cash and cash equivalents	4,093	(3,404)
Cash and cash equivalents, beginning of period	6,132	9,536
Cash and cash equivalents, end of period	$10,225	$6,132